SOLARFUN ANNOUNCES PLANS FOR INCREASE IN CELL CAPACITY AND INTRODUCTION OF HIGH-EFFICIENCY CELL TECHNOLOGY

SHANGHAI, China, July 19, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced its plan to increase its cell capacity by 50MW through the enhancement of its manufacturing processes, and to convert 160 MW of its existing cell lines to high-efficiency selective emitter technology, both to be completed in the early first quarter of 2011.

Dr. Peter Xie, President of Solarfun, commented, “We experienced robust demand from customers in the first half of 2010, and customer demand in the second half of 2010 turned out to be much stronger than what we had anticipated. We are largely sold out of existing capacity for the remainder of 2010. Our continued ramp-up in capacity is driven by increased visibility of demand from our key customers in the first half of 2011 and we want to be prepared to meet this additional demand.” Dr. Xie also noted, “The introduction of high-efficiency cell technology is a culmination of increased focus and aggressive investment in R&D, leading to a significant gain in cell efficiencies which are critical to reducing our costs and maintaining our competitive position.”

The Company’s cell capacity is expected to reach 550 MW by the early first quarter of 2011.  The addition of 50 MW incremental capacity will be achieved through debottlenecking and the enhancement of manufacturing processes without the purchase of any new cell lines.

Also by the early first quarter of 2011, the Company plans to finish converting 160 MW of its existing cell capacity to high efficiency cell capacity through the introduction of selective emitter technology. The Company’s approach is expected to realize efficiency targets exceeding 18.5% and 17.0 % for monocrystalline and multicrystalline cells, respectively. According to Dr. Mohan Narayanan, Vice President of Technology, “We believe our selective emitter technology offers several advantages in addition to higher cell efficiencies, including lower capital and physical space requirements, better utilization of existing equipment and employee skills, and reduced costs and higher yields.”

The Company also announced that new manufacturing complexes are currently under construction allowing for major future cell and module capacity additions. These facilities will be completed during the first half of 2011 and is expected to provide the ability to add 500 MW of cell capacity and 1.2 GW of module capacity. Dr. Xie concluded, “The investment in these new manufacturing facilities are reflective of our confidence in the continued growth in renewable energy and solar energy in particular, as well as our abilities to capture an increasingly larger share of that market”.

About Solarfun
Solarfun manufactures silicon ingots, wafers, PV cells and PV modules and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.   SOLF-G

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  +86 158 1049 5326
E-mail:  rhu@ChristensenIR.com